FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 29, 2008

Minco Silver Corporation is pleased to report the assay results of 22 holes, for a total of 6,015.78 metres (m), from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was predominantly designed to expand the known resource base through step out drilling.  All of the holes in this release are considered step out holes, most of which have extended the size of the currently known mineralization.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated April 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  April 29, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	April 29, 2008

NEWS RELEASE

MINCO SILVER RELEASES ADDITIONAL STEP OUT DRILLING RESULTS FROM FUWAN

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the assay results of 22 holes, for a total of 6,015.78 metres (m), from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was predominantly designed to expand the known resource base through step out drilling.  All of the holes in this release are considered step out holes, most of which have extended the size of the currently known mineralization.

The step out drilling was successful in extending the mineralization in the following areas:

1)

The down dip direction of the north-east mineralized zone has been extended down dip and along strike by 160 metres based on two positive drill holes on sections 3W and 12E.  The results ranged from 74.90 to 316.44 grams per tonne (g/t) silver (Ag) over widths from 0.97 to 5.2 metres.

2)

The south-west mineralized zone was continued to be extended up dip between sections 23W to 51W for up to 200 metres along a strike length of 560 metres by 12 drill holes.  The results ranged in grades from 37.00 to 934.00 g/t Ag over widths of 0.30 to 8.20 metres.  Approximately half of the holes intersected multiple zones of mineralization. A significant aspect of this newly intersected mineralization; it is located away from the Unconformity Controlled Zone which was previously interpreted to control all significant mineralization fluid movement.

3)

Extended known mineralization along strike approximately 300 metres from section 83W to section 93W based on two drill holes.  The results ranged from 105.00 to 318.00 g/t Ag over widths from 0.10 to 1.43 metres.

The drilling program occurred between section lines 20E and 93W and the assay results are highlighted by the following intersections:

•

FW0158:

211.46 g/t silver over 2.32 m and 202.72 g/t silver over 3.31 m

•

FW0172:

183.67 g/t silver over 2.70 m

•

FW0192:

469.30 g/t silver over 5.18 m and 388.78 g/t silver over 1.96 m and

361.33 g/t silver over 2.50 m

•

FW0195:

229.50 g/t silver over 4.00 m

•

FW0198:

521.00 g/t silver over 1.50 m and 385.00 g/t silver over 1.00 m

•

FW0200:

316.44 g/t silver over 5.20 m

•

FW0205:

87.48 g/t silver over 8.20 m

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0158	130.58	132.90	2.32	0.03	211.46	0.46	0.78
	136.28	140.17	3.89	0.15	74.95	0.23	1.09
	161.90	165.21	3.31	0.03	202.72	0.21	0.41
	182.89	183.86	0.97	0.14	156.00	0.24	1.28
FW0172	111.40	143.95	2.70	0.59	183.67	0.11	0.79
FW0187				NSR		-	-
FW0188	127.05	127.85	0.80	<0.01	58.00	0.00	0.01
	132.65	133.65	1.00	0.03	54.00	0.00	0.01
	143.90	144.16	0.26	0.08	494.00	0.00	0.03
	248.00	249.35	1.35	0.02	114.37	0.16	0.06
FW0189	98.05	99.05	1.00	<0.01	65.00	0.00	0.02
	103.05	107.05	4.00	0.00	50.25	0.00	0.02
FW0190	121.70	121.80	0.10	0.12	258.00	0.45	2.67
	130.20	130.35	0.15	0.06	315.00	0.41	2.02
FW0191	68.30	69.30	1.00	0.83	52.00	0.08	0.34
	152.10	152.80	0.70	0.09	125.00	0.36	1.43
FW0192	53.05	55.80	2.75	0.15	124.00	0.01	0.04
	66.30	72.10	2.50	0.15	89.56	0.02	0.04
	161.74	164.24	2.50	0.13	361.33	0.22	0.61
	169.24	171.20	1.96	0.26	388.78	1.29	3.26
	203.07	208.25	5.18	0.18	469.30	1.30	2.93
	215.40	215.72	0.32	0.14	934.00	0.45	1.49
FW0193	55.11	56.20	1.09	0.39	154.00	0.04	0.09
	72.83	73.17	0.34	<0.01	647.00	0.25	0.46
	78.13	79.38	1.25	0.13	89.60	0.06	0.15
FW0194	256.20	256.30	0.10	0.08	318.00	0.22	0.05
	295.50	295.90	0.40	0.05	105.00	0.60	0.58
FW0195	95.20	113.85	6.10	0.33	49.83	0.01	0.06
	161.35	165.35	4.00	0.10	229.50	0.83	0.60
	238.66	238.97	0.31	0.10	152.00	0.10	1.69
	252.55	253.55	1.00	0.35	168.00	0.12	6.06
FW0196	72.60	74.03	1.43	0.58	121.62	0.15	0.49
FW0198	101.10	110.45	6.78	0.18	79.03	0.02	0.04
	130.50	131.60	1.10	0.07	104.00	0.04	0.24
	205.85	206.85	1.00	0.18	385.00	0.35	2.45
	241.70	243.20	1.50	0.17	521.00	0.54	0.66
	262.80	263.50	0.70	0.03	198.00	0.36	0.52
FW0199	56.80	57.80	1.00	0.04	50.00	0.02	0.02
	68.70	69.70	1.00	0.02	50.00	0.02	0.12
	104.30	112.00	2.10	0.07	121.33	0.02	0.05
	120.60	120.90	0.30	0.06	56.10	0.01	0.01
	142.36	143.36	1.00	0.03	101.00	0.08	0.11
	154.40	156.40	2.00	0.38	306.58	0.25	5.08
	186.40	188.25	1.85	0.01	64.57	0.07	0.17
FW0200	97.75	102.95	5.20	0.17	316.44	0.30	0.57
FW0201	13.10	14.00	0.90	1.84	37.00	0.16	0.01
	272.60	273.35	0.75	0.06	71.00	0.08	0.86
FW0202	19.05	20.05	1.00	0.06	84.00	0.03	0.15
	142.80	143.50	0.70	0.13	124.00	0.02	0.03
FW0203				NSR		-	-
FW0204	91.60	94.00	0.50	0.54	149.70	0.05	0.08
	101.45	107.40	2.05	1.21	70.64	0.06	0.07
	140.81	144.95	4.14	0.09	105.13	0.15	0.41
	165.80	166.80	1.00	0.23	173.00	0.03	3.50
	278.09	281.65	3.56	0.07	43.18	0.05	0.03
FW0205	18.14	26.34	8.20	0.10	87.48	0.03	0.08
FW0206				NSR		-	-
FW0209	86.50	86.70	0.20	0.19	108.00	0.06	0.05
	249.65	250.70	1.05	0.03	243.00	0.22	0.27

True widths for the mineralized zones typically range from 75% to 95% of the stated intercepts. Please visit the Company’s website at www.mincosilver.ca to view a map of the drill hole locations.

Minco Silver is encouraged by these drilling results and is continuing to work aggressively to advance the Fuwan Silver Project with further drilling.  The results of these holes will be included in the resource estimate that will be completed in May.  A total of five drills are currently on the property completing further step out drilling to expand the overall resource.  The deposit remains open along strike to the southwest and down dip to the south.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco staff geologists as a further assay control.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the Company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 ir@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.